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                             February 27, 2024

       Yusuke Shono
       Chief Executive Officer and Director
       Warrantee Inc.
       1103, Kitahama Craft
       2-4-1 Doshomachi, Chuo-ku
       Osaka City, Osaka 541-0045, Japan

                                                        Re: Warrantee Inc.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            File No. 001-41433

       Dear Yusuke Shono:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended March 31, 2023

       Item 5. Operating and Financial Review and Prospects
       Non-GAAP Measures, page 31

   1.                                                   Please reconcile
non-GAAP EBITDA to net income (loss) in this Form 20-F and your
                                                        Forms 6-K, when it is
presented. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Rule
                                                        100(a)(2) of Regulation
G. Please also retitle non-GAAP EBITDA in this Form 20-F and your Forms 6-K, when it
is presented, to more accurately describe what it represents, since it includes reconciling
items that are not found in arriving at EBITDA, as commonly
                                                        defined. Refer to
Questions 103.01 and 103.02 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
 Yusuke Shono
FirstName LastNameYusuke Shono
Warrantee Inc.
Comapany27,
February   NameWarrantee
            2024         Inc.
February
Page 2 27, 2024 Page 2
FirstName LastName
Item 16F. Change in Registrant's Certifying Accountant, page 64

2. Please file an amendment to your Form 6-K filed December 26, 2023 to include the former accountant's letter stating whether it agrees with the statements made by you in response to Item 16F(a) and, if not, stating the respects in which it does not agree. Refer to
         Item 16F(a)(3) of Form 20-F. Alternatively, include the disclosures required by Item 16F and the former accountant's letter in an amendment to this Form 20-F. Report of Independent Registered Public Accounting Firm, page F-2

3.       Please make arrangements with your auditor for them to revise the going concern
         paragraph of their report to clearly express their conclusion about your ability to continue
         as a going concern through the use of the phrase    substantial doubt
about the Company   s
         ability to continue as a going concern.    Refer to PCAOB Auditing
Standard 2415.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services